

June 25, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ProShares Trust
        Issuer CIK: 0001174610
        Issuer File Number: 333-89822 / 811-21114
        Form Type: 8-A12B
        Filing Date: June 25, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the ProShares S&P 500 Dynamic Buffer ETF and ProShares Russell 2000 Dynamic Buffer ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications